February 5, 2016

VIA EDGAR

William H. Thompson, Accounting Branch Chief
Tony Watson, Staff Accountant
Donna Di Silvio, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vipshop Holdings Limited
Form 20-F for Fiscal Year Ended December 31, 2014
Filed April 24, 2015 (File No. 1-35454)

Dear Mr. Thompson, Mr. Watson and Ms. Silvio:

This letter sets forth the Company’s responses to the comments contained in the letter dated January 28, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”), following the letter dated December 14, 2015 from the Staff and the Company’s responses submitted on January 15, 2016. The comments are repeated below and followed by the Company’s responses. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2014 Form 20-F.

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Item 5. Operating and Financial Review and Prospects

Note 19 Earnings (loss) Per Share, page F-41

1.                                     We reviewed your response to comment 15. You state Class A and B shares represent a single class of shares for both basic and dilutive EPS purposes. Please clarify why you have not presented earnings per share according to the two-class method and applied the if-converted method to the convertible Class B shares for the presentation of diluted earnings per share for Class A shares. It appears if you assume the conversion of the Class B shares to Class A shares you will compute a different amount for weighted average shares outstanding-diluted than what is disclosed in the financial statements for the Class A shares. In addition, you state in your response that you presented the dilution impact related to the incremental weighted average number of ordinary shares within diluted Class A ordinary share calculations because these dilutive instruments will only be converted into Class A ordinary shares. As such, we still do not understand why basic and diluted earnings per share are not equal for the Class B shares for 2013 and 2014 since there does not appear to be any dilution in the Class B shares. Please advise or revise. Additionally, tell us if the employee stock options and non-vested ordinary shares represent participating securities. Notwithstanding the preceding, please disclose the reconciliations of the numerators and denominators for the Class A and Class B shares. Refer to ASC 260-10-50-1.

The Company respectfully advises the Staff that the economic rights and obligations are applied equally to both the Class A and Class B ordinary shares. Therefore, the shares represent one single type of participating securities because they have the same economic rights and seniority over liquidation preference. This is consistent with the Company’s interpretation of what represents a different class of participating securities pursuant to ASC 260-10-45-59A which states:

The capital structures of some entities include:

a.              Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)

b.              A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.

The Company further clarifies to the Staff that because the Class B ordinary shares’ attribution of earnings is the same as for Class A ordinary shares, even though the number of Class B ordinary shares will not change upon the conversion of the Company’s stock options, convertible senior notes, or when the non-vested ordinary shares become vested, the dilutive effect on earnings to Class A ordinary shares would apply equally to Class B ordinary shares upon conversion of dilutive securities of the Company and reduce the Class B ordinary shares’ diluted earnings per share in an equal amount to the Class A ordinary shares.

In response to the Staff’s comment, the Company proposes to include in a note to the consolidated financial statements in future filings of the annual reports on Form 20-F, the diluted amount of weighted average shares outstanding (as illustrated in below table).

Basic earnings per share for the years ended December 31, 2013, 2014 and 2015 are calculated as follows:

	Year Ended December 31,
	2013	2014	2015
	Class A and Class B	Class A and Class B	Class A and Class B
	USD	USD	USD
Basic earnings per share attributable to Vipshop Holdings Limited’s ordinary shareholders:
Numerator:
Earnings attributable to Class A and Class B ordinary shareholders for computing basic earnings per Class A and Class B ordinary share	52,299,863	137,259,907
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	108,962,637	113,310,682
Basic earnings per Class A and Class B ordinary shares	0.48	1.21

Diluted earnings per share for the years ended December 31, 2013, 2014 and 2015 are calculated as follows:

	Year Ended December 31,
	2013	2014	2015
	Class A and Class B	Class A and Class B	Class A and Class B
	USD	USD	USD
Diluted earnings per share:
Numerator:
Net earnings attributable to Class A and Class B ordinary shareholders for computing diluted earnings per Class A and Class B ordinary share	52,299,863	137,259,907
Denominator:
Weighted average number of Class A and Class B ordinary shares outstanding for computing basic earnings per Class A and Class B ordinary share	108,962,637	113,310,682
Dilutive employee share options and non-vested ordinary shares	6,532,536	6,916,902
Weighted average number of Class A and Class B ordinary shares outstanding for computing diluted earnings per Class A and Class B ordinary share	115,495,173	120,227,584
Diluted earnings per Class A and Class B ordinary share	0.45	1.14

The effect of the convertible senior notes has been excluded from the computation of diluted earnings per share for the year ended December 31, 2014 as the effect would be anti-dilutive.

The Company respectfully advises the Staff that the employee stock options and non-vested ordinary shares do not represent participating securities.

ASC260-10-45-61A states,

Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45-60A.

The Company’s employee stock options and non-vested ordinary shares do not contain any nonfortfeitable rights to dividends or dividend equivalents.  The vested but unexercised stock options are not entitled to dividends, until they are exercised by the holders and become Class A ordinary shares.  Upon expiry of the requisite service period of non-vested ordinary shares (i.e., the vesting period), these shares become outstanding Class A ordinary shares, and the Company will include those shares in the weighted-average number of Class A ordinary shares for the purpose of computing basic earnings per share.

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The Company hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at 86 (020) 2233 0032 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom, at (852) 3740-4863.

Very truly yours,

/s/ Donghao Yang
Donghao Yang
Chief Financial Officer
Vipshop Holdings Limited

cc:                                Eric Ya Shen, Chief Executive Officer, Vipshop Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom

Allen Lau, Deloitte Touche Tohmatsu